

October 18, 2010

Mr. Dale Schnittjer
Teledyne Technologies Inc.
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

     Re: **Teledyne Technologies Inc.**
              Form 10-K for the fiscal year ended January 3, 2010
              Filed March 2, 2010
              File No. 1-15295

Dear Mr. Schnittjer:

We have reviewed your response letter dated September 17, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended January 3, 2010

Note 13. Business Segments, page 99

1. We have reviewed your response to our prior comment one. Given that your CODM is provided discrete financial information by business unit, it appears that your operating segments exist at a lower level than your current reportable segments and any aggregation of operating segments into reportable segments should begin at this lower level. Please reconsider your conclusions regarding the definition of your operating and reporting segments and provide us with an updated discussion of your analysis.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on

Mr. Dale Schnittjer
Teledyne Technologies Inc.
October 18, 2010
Page 2

EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief